April 30, 2007
Via Federal Express and Facsimile 202-772-9366
Mr. Kevin L. Vaughn
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Xenonics Holdings, Inc. File No. 1-32469 Form 10-KSB for the Year Ended September 30, 2006
Dear Mr. Vaughn,
Xenonics Holdings, Inc, a Nevada corporation (the Company) after consulting with outside counsel and outside auditors provides the following amplification of our letters dated February 21, 2007 and March 22, 2007. As requested in our phone conversation we have referenced the applicable literature.
The Company continues to believe that its accounting treatment for the settlement included in the September 30, 2005 Statement of Operations (the “Transaction”) is appropriate. The treatment was based on the principle embodied in Statement of Financial Accounting Standards No. 153 (as amended), Exchanges of Non monetary Assets (FAS 153). FAS 153 recognizes that exchanges of non monetary assets should be based on the fair value of the assets exchanged at the time of the exchange.
The Transaction between the Company and its former officer meets the requirements of such an exchange. The Transaction had “commercial substance” because the Company exchanged something of value, namely its claims against the former officer, for consideration. In short, as set forth in our prior correspondence, the Company received 112,500 shares of common stock, as well the former officer’s release of any claim to ownership of the Company’s intellectual property. In exchange, the Company relinquished its claims against the former officer, including not only a rescission claim, but also claims for misappropriation of trade secrets and for breach of fiduciary duty, for which the Company had sought compensatory and punitive damages. The Transaction therefore meets the requirements of FAS 153, and none of the exceptions to the opinion apply.
The fact that the former officer provided consideration in the form of stock, rather than cash, does not warrant a different conclusion. The settlement was the product of extensive arms length
Xenonics Holdings, Inc., 2236 Rutherford Road, Suite 123, Carlsbad, CA 92008
Phone 760.448.9700 Fax: 760.438.1184 xenonics@xenonics.com    www.xenonics.com

Mr. Kevin L. Vaughn
April 30, 2007

negotiations between the parties, reflecting their respective valuations of the Transaction in its entirety, as of the time of the Transaction. Further, we believe the substance of the Transaction was not capital in nature (i.e., repurchase of treasury stock), as encompassed by ARB No. 43. ARB No.43 specifically covers quasi-reorganizations, stock dividends and stock splits and purchases of treasury stock, none of which correlates to the Transaction.
Specifically, ARB 43, Chapter 1B, as well as APB Opinion 6, pertains to the purchase and sale by a corporation of its own stock. In contrast, in the Transaction, the Company received the stock as compensation for the injuries it sustained, as alleged in its operative complaint against its former officer. The common stock that the Company received was consideration for the settlement of a variety of claims and counter-claims and was not treasury stock transaction. In summary, we respectfully submit that the accounting treatment of the proceeds of the settlement should not be based on the form of consideration.
Accordingly, we request the staff to consider our accounting analysis and accept the treatment as reasonable in the circumstances.
Very truly yours,
XENONICS HOLDINGS, INC.
Richard Naughton
Chief Executive Officer
RN/la

Cc:	Nicholas Tsafos, Eisner, LLP William D. Gould, Esq., Troy & Gould PC
Xenonics Holdings, Inc., 2236 Rutherford Road, Suite 123, Carlsbad, CA 92008
Phone 760.448.9700 Fax: 760.438.1184 xenonics@xenonics.com    www.xenonics.com